Mail Stop 3561

April 11, 2008

Michael W. Katz
President and Chief Executive Officer
E Com Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

> **Re: E Com Ventures, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2008**
> **File No. 0-19714**

Dear Mr. Katz:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update the financial statements of E Com Ventures, Inc. and Model Reorg, Inc. and related financial information included in the filing as required by Rule 3-12 of Regulation S-X. If applicable, please tell us how you considered the guidance in Rule 3-01(c) of Regulation S-X in determining if updates were necessary.

2.   Please revise the glossary on page one to limit it to terms that are easily understood only by industry experts, terms that you cannot explain concisely when you first use them, and terms whose meaning you cannot make clear from context.

3.   In an appropriate place in the proxy statement, please provide the information required by Item 202 of Regulation S-K (pursuant to Item 11 of Schedule 14A).

Questions and Answers about the Merger and the Special Shareholders Meeting, page 2

4.   We note the disclosure in the answer to the last question on page three that "Model Reorg officers will join our management team as the larger Model Reorg business is absorbed into ours, but their respective assignments have not all been determined." Please disclose the executive officer assignments that have been determined, including whether you intend to enter into any employment agreements in connection with such assignments. Please also disclose whether you expect any of the executive officers of either E Com Ventures or Model Reorg to leave after the merger.

5.   Please disclose in an appropriate place here and in the body of the proxy statement whether any of the proposals are conditioned upon the approval of the issuance of the shares and warrants in connection with the merger agreement.

6.   Please disclose in an appropriate place here and in the body of the proxy statement the total value of the merger consideration based upon the price of E Com Ventures' common stock as of the date of the merger agreement and as of a recent date. Please provide disclosure that the value of the merger transaction fluctuates as the price of E Com Ventures' common stock fluctuates and that the value of the merger will not be fixed until the date of closing.

Selected Historical Financial Data of Model Reorg, page 13

7.   We note that you have not disclosed Model Reorg's historical earnings per share. Please either provide this disclosure or clarify to your readers why you do not believe this disclosure is applicable.

8.   Please confirm to us, if true, that following the merger Model Reorg will retroactively restate its historical equity accounts to reflect the reverse merger as a recapitalization, reflecting the 5.9 million shares and 1.5 million stock warrants received in the merger in a manner similar to a stock split. Refer to SAB Topic 4C. If our understanding is correct, to provide E Com's shareholders with visibility into the trends in Model Reorg's earnings per share on a basis that will be meaningful for merger purposes, please consider disclosing Model Reorg's earnings per share for all periods as retroactively restated in the manner noted above. Your presentation of these recast earnings per share numbers should be footnoted to explain how the earnings per share were calculated. Also apply this comment to Model Reorg's historical per share data on page 15.

Comparative Historical and Unaudited Pro Forma Combined Per Share Data, page 15

9.   Please disclose, if true, that the historical per share data for E Com combines the fourth quarter of E Com's fiscal year 2006 with the nine months ended November 3, 2007 as presented in E Com's most recent Form 10-Q, as it may be unclear to your readers how data for the 12 months ended October 31, 2007 was determined.

Risk Factors, page 16

10.   In the third risk factor on page 17, please quantify the dilution to existing shareholders that will occur as a result of the merger.

11.   In the second risk factor on page 19, please quantify the amount of indebtedness that the company will incur in order to close the merger.

Proposal 1 – Approval to Issue Shares and Warrants, page 26

12.   In an appropriate place under this proposal, please provide tabular disclosure of the dilution that will be incurred by existing shareholders of E Com Ventures.

Background of the Merger, page 26

13.   In the last paragraph on page 28, please disclose additional detail regarding the "structure of the combined company and the savings and synergies foreseen."

14.   In the second paragraph on page 30, please disclose briefly the subject matter of the call between Troutman Sanders and Akerman Senterfitt.

15.   In the sixth paragraph on page 30, please disclose that the commitment letter received on August 29 included an expiration date of November 2007.

16.   In the last paragraph on page 30, please disclose briefly the matters discussed between Mr. Garfinkle and Mr. Katz.

Reasons for the Merger, page 35

17.   Please also disclose any negative factors that the board of directors considered in connection with the merger.

18.   Please quantify the anticipated synergies and the timeframe during which you expect to achieve these synergies.

Opinion of Financo, page 35

19.   In the first paragraph on page 46, please disclose the amount of the fees paid to Financo
       in connection with the fairness opinion.

Interests of Certain Persons in the Merger, page 46

20.   Please expand the disclosure under this sub-heading to quantify Mr. Nussdorf's
       ownership interest in E Com Ventures before and after the merger. In addition, please
       add disclosure regarding the transactions related to the merger that involve affiliated
       parties. For example, please disclose the relationships among Model Reorg, E Com
       Ventures and Quality King and the required re-financing of Quality King's debt. Please
       also disclose Messrs. Katz and Piergiorgi's employment by Model Reorg. Please include
       a cross-reference to the related party disclosure beginning on page 103.

Terms of the Merger Agreement, page 46
Merger Consideration, page 47

21.   Please disclose the total value of the merger consideration to be paid to Model Reorg as
       of the date the merger agreement was executed and as of a recent date. In the Opinion of
       Financo section, please compare the value of the merger consideration to the implied
       values for Model Reorg.

Representations and Warranties, page 47

22.   We note your disclosure on page 47 that "investors and third parties should not rely on
       these representations and warranties as characterizations of the actual state of facts at the
       time they were made or otherwise." We also note similar disclosure before the exhibits
       to the proxy statement. Please delete these disclaimers or clarify that investors should
       consider this information together with other information it has filed with the SEC.
       Please be advised that, notwithstanding the inclusion of a general disclaimer, you are
       responsible for considering whether additional specific disclosures of material
       information regarding material contractual provisions are required to make the statements
       included in the proxy statement not misleading. Please confirm your understanding in
       this regard.

Registration Rights, page 55

23.   Please disclose the duration of the registration rights agreement.

24.   Please tell us whether your registration rights agreement contains a registration payment
       arrangement as defined in FSP EITF 00-19-2. If so, tell us how you considered the
       guidance in FSP EITF 00-19-2 in your pro forma financial statements.

Management Following the Merger, page 56

25. Please disclose whether the company intends to enter into any employment agreements in connection with the closing of the merger.

Anticipated Accounting Treatment, page 57

26. We read that the results of Model Reorg will be reflected in the results of the combined company from the date of the Merger going forward. Since your subsequent disclosures indicate that Model Reorg's historical financial statements will be presented as those of the combined company for all periods prior to the merger, we assume that you intended to state that E Com's historical results would be reflected in the results of the combined company from the date of the Merger going forward. Please advise or revise.

Business of E Com Ventures, page 62

27. Please include for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products which accounted for 10% or more of revenue in any of the last three fiscal years. See Item 101(c)(1)(i) of Regulation S-K.

Wholesale Division, page 64

28. Please disclose that Quality Fragrance Group is a subsidiary of Model Reorg.

Legal Proceedings, page 66

29. Please disclose the status of the litigation with Victory International LLC in which E Com Ventures has been joined as a defendant.

Management's Discussion and Analysis of Financial Condition and Results of Operations (E Com Ventures), page 66
General, page 66

30. We note that the disclosure that the retail segment provides "most of our net sales and gross profit." Please quantify the percentage of net sales and gross profit provided by the retail segment.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Model Reorg), page 84
Fiscal Year 2007 Compared to Fiscal Year 2006, page 87

31. Please disclose the reasons why sales to Perfumania decreased 25% from fiscal 2006 to fiscal 2007 and sales to other wholesale customers decreased 11.2%.

Liquidity and Capital Resources, page 92

32.   Please revise the disclosure on page 93 to clarify that the new credit facility is not in place yet but is a condition to the closing of the merger. Please add disclosure to indicate how fiscal 2008 requirements will be financed if the merger is not completed.

Unaudited Pro Forma Condensed Combined Financial Statements, page 95

33.   It appears from disclosures elsewhere in the filing that the year end of the newly combined entity will be the Saturday closest to January 31. If our understanding is correct, please disclose this fact in your introduction to the pro forma financial statements to clarify to your readers that your fiscal year end will change from the year end being presented in the pro forma financial statements.

34.   Please disclose, if true, that the historical statement of operations for E Com combines the fourth quarter of E Com's fiscal year 2006 with the nine months ended November 3, 2007 as presented in E Com's most recent Form 10-Q, as it may be unclear to your readers how data for the 12 months ended October 31, 2007 was determined.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 96

35.   Please refer to footnote (g) reflecting the adjustment to goodwill. Please tell us how you considered the fact that E Com's historical balance sheet already reflects goodwill of $1.9 million when calculating that an additional adjustment to goodwill was needed in the amount of $26.7 million. In this regard, it appears that the pro forma combined company's goodwill should equal Model Reorg's historical goodwill of $20.4 million plus the $26.7 million assigned to Model Reorg's acquisition of E Com, for a total of $47.1 million. Please advise or revise.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 98

36.   We note your presentation of earnings per share and have the following comments:

  •   Please provide us with your calculation of E Com's diluted earnings per share for the year ended October 31, 2007. In this regard, it appears from Note 13 to E Com's February 3, 2007 Form 10-K that E Com had diluted earnings per share of $2.31 for the quarter ended February 3, 2007, and we note from E Com's November 3, 2007 Form 10-Q that E Com had a diluted loss per share of $1.12 for the nine months ended November 3, 2007. Please also clarify this matter to your readers.

  •   To provide E Com's shareholders with visibility into Model Reorg's contribution to the combined earnings per share on a basis that will be meaningful for merger purposes, please consider disclosing Model Reorg's weighted average shares and earnings per share as retroactively restated to reflect the 5.9 million shares and 1.5 million stock warrants received in the merger in a manner similar to a stock split.

Your presentation of these recast earnings per share numbers should be footnoted to explain how the earnings per share were calculated.

- Please explain to your readers how the pro forma diluted weighted average shares were calculated, similar to your disclosure on page 14. Additionally, please confirm to us, if true, that the 1.5 million stock warrants issued to Model Reorg in the merger would have been dilutive in the year ended October 31, 2007 given their exercise price of $23.94 per share, and tell us how you considered the treasury stock method when calculating the dilutive effect of these warrants.

37. We note your discussion of estimated purchase price in Note 1 and have the following comments:

- Please tell us how you considered the guidance in EITF 04-1 when allocating this purchase price to the acquired assets and liabilities of E Com.

- Based on your disclosure, it is unclear whether you have identified any acquired intangible assets other than goodwill. If you have identified any acquired other intangible assets, please disclose and quantify them, either in the purchase price allocation itself or in the related narrative. If the acquired other intangible assets consist solely of those reflected in E Com's historical balance sheet, please explain to us in reasonable detail how you considered the recognition of additional intangible assets from this merger, such as customer relationships.

Post-Merger Financing, page 99

38. Please revise the parenthetical phrase in the second sentence on page 100 to clarify that both E Com Ventures and Model Reorg would be required to waive the financing condition in the merger agreement in order for the merger to close without the financing in place.

39. Please revise the description of the proposed credit facility on pages 100-101 to clarify whether these terms were the ones included in the August 2007 commitment letter or if these terms are required by the merger agreement. Please also disclose if you believe the terms of a new commitment would be substantially similar to the August 2007 commitment.

Certain Relationships and Related Person Transactions, page 103

40. Please move this disclosure forward to a more prominent place in the proxy statement such as under the heading "Interests of Certain Persons in the Merger" on page 46.

Michael W. Katz
E Com Ventures, Inc.
April 11, 2008
Page 8

Shareholder Relationships, page 103

41.   Please disclose the ownership of the Nussdorfs in E Com Ventures after the merger. In
        addition, please disclose the fact that Glenn and Stephen Nussdorf have agreed to vote
        their shares in favor of the issuance of the merger consideration.

42.   Please revise this section to ensure that all related party transactions are disclosed. For
        example, please disclose the terms of the convertible note held by Messrs. Nussdorf.

43.   In the first full paragraph on page 104, please disclose when Model Reorg repurchased
        Mr. Katz's shares of Model Reorg.

Management Relationships, page 103

44.   We read that Raymond Piergiorgi serves as Chief Operating Officer of both E Com and
        Model Reorg, but E Com does not compensate Mr. Piergiorgi for his services. Please tell
        us who compensates Mr. Piergiorgi for his services to E Com and tell us how E Com
        accounts for the receipt of such services. Also tell us how you considered disclosing this
        information in E Com's related party footnote to its financial statements.

Relationships Between Model Reorg and E Com Ventures, page 104

45.   Please disclose whether the company expects these relationships to continue after the
        merger and if the company expects the terms of the relationships to be modified in
        connection with the merger.

Financial Statements, page F-1
E Com Ventures, Inc. and Subsidiaries, page F-2

46.   We have reviewed your response filed on March 19, 2008 to our prior comment letter
        dated December 5, 2007 concerning your convertible note payable. Given that your
        pending merger with Model Reorg will be accounted for as a reverse acquisition, we will
        defer further pursuit of this issue at this time. Please be advised that we may re-address
        this issue and have additional comments if circumstances change.

Model Reorg. Inc. and Subsidiaries, page F-31
Notes to Consolidated Financial Statements, page F-36
Segments

47.   It appears that you determined that you have only one reporting segment pursuant to
        SFAS 131. Please tell us whether you have concluded you have one operating segment
        under paragraph 10 of SFAS 131 or whether you have aggregated multiple operating
        segments based on criteria in paragraph 17 of SFAS 131. Given your disclosure on page
        80 that management reviews information for each of the three industry segments in which
        you operate and that each segment has its own assets, liabilities, revenues and operating

expenses, tell us why your wholesale business (Quality Fragrance Group), retail business (Scents of Worth) and your manufacturing business (Five Star) are not separate reportable segments. Also, to the extent that you have separate reportable segments, please disclose the amount of goodwill allocated to each reportable segment. Refer to paragraph 45 of SFAS 142.

48.   Please tell us how you have considered the reportable segments of the post-merger entity. If you have not yet considered how you will report these segments, please confirm to us that following the merger you will carefully assess the combined company's operating and reportable segments in accordance with SFAS 131.

1. Summary of Accounting Policies, page F-36
(k) Revenue Recognition, page F-39

49.   We note you record an allowance for estimated returns, rebate incentive and pricing adjustments as either a reduction of sales or as selling expenses. Please clarify which types of allowances are recorded as a reduction of sales versus selling expenses. For amounts you classify as selling expenses, please tell us and disclose how you meet the criteria in paragraph 9 of EITF 01-9 such that expense classification is appropriate. Furthermore, to the extent that you receive consideration from your vendors, please tell us and disclose how you account for such consideration under EITF 02-16.

9. Proforma Statements of Income (unaudited), page F-47

50.   We note your disclosures here and in Note 14. Please tell us why you have not provided audited information about the allocation of your purchase price to the acquired assets and liabilities of Jacavi, and tell us how your current unaudited disclosure is consistent with the guidance in SFAS 141.

51.   We read in Note 14 that Jacavi was one of your vendors. Please tell us how you considered the guidance in EITF 04-1 when allocating the purchase price to the acquired assets and liabilities of Jacavi, especially for the payable to Model reflected in your purchase price allocation and the provision for advances to Jacavi that you recorded as a loss in 2006.

52.   Regarding the Jacavi acquisition, please tell us how you determined that no portion of the purchase price should be allocated to intangible assets other than goodwill. Refer to paragraphs 39 and A14 of SFAS 141. Additionally, please tell us and disclose in more detail how you concluded that the net tangible assets of Jacavi had a fair value of zero, since we note that 100% of your purchase price was allocated to goodwill.

*****

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Alan Aronson
       Akerman Senterfitt